Neovasc Inc.

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

(Expressed in U.S. dollars)

NEOVASC INC. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in U.S. dollars)

	Notes	June 30, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents	6	$37,631,734	$51,537,367
Accounts receivable	7	1,637,796	1,369,455
Finance lease receivable	8	-	43,543
Inventory	9	1,265,831	1,480,077
Prepaid expenses and other assets	10	363,511	787,734
Total current assets		40,898,872	55,218,176

Non-current assets
Restricted cash	11	466,377	469,808
Right-of-use asset	12	310,104	456,339
Property and equipment	13	197,061	182,041
Deferred loss on 2020 derivative warrant liabilities	16	1,795,604	4,300,484
Deferred loss on 2021 derivative warrant liabilities	16	8,261,167	9,898,475
Total non-current assets		11,030,313	15,307,147

Total assets		$51,929,185	$70,525,323

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$4,018,627	$4,629,163
Lease liabilities	15	215,317	273,145
2019 Convertible notes	16	-	38,633
2020 Convertible notes, warrants and derivative warrant liabilities	16	-	40,587
Total current liabilities		4,233,944	4,981,528

Non-Current Liabilities
Lease liabilities	15	176,692	272,652
2019 Convertible notes	16	-	6,548,796
2020 Convertible notes, warrants and derivative warrant liabilities	16	106,413	6,088,728
2021 Derivative warrant liabilities	16	48,927	405,508
2022 Convertible notes	16	11,795,150	-
Total non-current liabilities		12,127,182	13,315,684

Total liabilities		$16,361,126	$18,297,212

Equity
Share capital	17	$441,081,488	$439,873,457
Contributed surplus	17	41,841,815	40,355,952
Accumulated other comprehensive loss		(6,229,804)	(7,885,024)
Deficit		(441,125,440)	(420,116,274)
Total equity		35,568,059	52,228,111

Total liabilities and equity		$51,929,185	$70,525,323

Going Concern and Uncertainty (see Note 1(b) and 5(d))

Contingent Liabilities and Provisions (see Note 23)

See Accompanying Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NEOVASC INC. Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

	Notes	For the Three Months Ended June 30		For the Six Months Ended June 30
		2022	2021	2022	2021

REVENUE	18	$818,060	$633,068	$1,428,807	$1,084,862
COST OF GOODS SOLD		157,927	109,106	294,219	181,499
GROSS PROFIT		660,133	523,962	1,134,588	903,363

EXPENSES
Selling expenses	20	1,395,275	832,812	2,214,171	1,470,791
General and administrative expenses	20	3,137,194	5,042,804	6,140,724	10,335,373
Product development and clinical trials expenses	20	4,341,666	3,740,887	7,611,216	8,362,315
		8,874,135	9,616,503	15,966,111	20,168,479

OPERATING LOSS		(8,214,002)	(9,092,541)	(14,831,523)	(19,265,116)

OTHER (EXPENSE)/INCOME
Interest and other income		51,655	39,733	69,618	49,753
Interest and other expense		(389,425)	(278,154)	(739,265)	(318,563)
(Loss)/gain on foreign exchange		(20,525)	15,057	(9,808)	(20,238)
Unrealized gain on warrants, derivative liability warrants and convertible notes	16	612,981	2,809,340	461,638	15,259,393
Realized (loss)/gain on exercise or conversion and extinguishment of warrants, derivative liability warrants and convertible notes	16	-	219,307	(1,845,822)
					(1,895,344)
Amortization of deferred loss		(1,018,282)	(2,761,152)	(2,241,846)	(5,026,442)
		(763,596)	44,131	(4,305,485)	8,048,559
LOSS BEFORE TAX		(8,977,598)	(9,048,410)	(19,137,008)	(11,216,557)

Tax recovery		-	15,396	-	16,128
LOSS FOR THE PERIOD		$(8,977,598)	$(9,033,014)	$(19,137,008)	$(11,200,429)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD
Fair market value changes in convertible notes due to changes in own credit risk		-	(280,051)	(216,938)	(985,637)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(8,977,598)	$(9,313,065)	$(19,353,946)	$(12,186,066)

LOSS PER SHARE
Basic and diluted loss per share	21	$(3.29)	$(3.35)	$(7.03)	$(4.81)

See Accompanying Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NEOVASC INC. Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Expressed in U.S. dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity

Balance at January 1, 2021		$369,775,383	$35,045,056	$(7,615,717)	$(395,227,205)	$1,977,517
Issue of share capital on public offering (net of share issuance costs)	17(a)	66,868,911	-	-	-	66,868,911
Issue of share capital on exercise of warrants	17(a)	3,704,828	-	-	-	3,704,828
Issue of share capital on vesting of restricted stock units	17(a)	1,229,383	(1,229,383)	-	-	-
Issue of compensation warrants	17(a)	(1,898,959)	1,898,959	-	-	-
Share-based payments	20	-	3,069,076	-	-	3,069,076
Transactions with owners during the period		69,904,163	3,738,652	-	-	73,642,815

Loss for the period		-	-	-	(11,200,429)	(11,200,429)
Other comprehensive loss for the period		-	-	(985,637)	-	(985,637)

Balance at June 30, 2021		$439,679,546	$38,783,708	$(8,601,354)	$(406,427,634)	$63,434,266

Balance at January 1, 2022		$439,873,457	$40,355,952	$(7,885,024)	$(420,116,274)	$52,228,111
Issue of convertible notes	16 (c)	-	974,136	-	-	974,136
Issue of share capital on vesting of restricted stock units	17(a)	1,208,031	(1,208,031)	-	-	-
Share-based payments	20	-	1,719,758	-	-	1,719,758
Transactions with owners during the period		1,208,031	1,485,863	-	-	2,693,894

Loss for the period		-	-	-	(19,137,008)	(19,137,008)
Other comprehensive loss for the period		-	-	(216,938)	-	(216,938)
Transfer of credit risk reserve upon extinguishment of convertible notes	16 (c)	-	-	1,872,158	(1,872,158)	-

Balance at June 30, 2022		$441,081,488	$41,841,815	$(6,229,804)	$(441,125,440)	$35,568,059

See Accompanying Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NEOVASC INC. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars) (Unaudited)

	Notes	For the Three Months Ended June 30		For the Six Months Ended June 30
		2022	2021	2022	2021
OPERATING ACTIVITIES
Loss for the period		$(8,977,598)	$(9,033,014)	$(19,137,008)	$(11,200,429)
Adjustments for:
Depreciation	20	101,399	193,011	224,096	379,300
Share-based payments	20	599,475	2,047,119	1,658,330	4,451,076
Accretion on collaboration, license and settlement agreement provision		-	25,509	-	50,469
Unrealized gain on warrants, derivative liability
warrants and convertible notes	16	(612,981)	(2,809,340)	(461,638)	(15,259,393)
Realized loss/(gain) on exercise or conversion of warrants, derivative liability warrants and convertible notes	16	-	(219,307)	1,845,822	1,895,344
Amortization of deferred loss		1,018,282	2,761,152	2,241,846	5,026,442
Legal expenses and underwriters fees from financing activity		-	-	(147,814)	1,546,811
Gain on disposal of assets		-	-	-	(1,849)
Write down of fixed assets for obsolescence		-	593,622	-	593,622
Income tax recovery		-	(15,396)	-	(16,128)
Interest expense		337,770	238,421	669,647	270,659
		(7,533,653)	(6,218,223)	(13,106,719)	(12,264,076)
Net change in non-cash working capital items:
Accounts receivable		(244,855)	(149,900)	(270,444)	(238,862)
Inventory		137,024	(484,441)	214,246	(548,246)
Research and development supplies		-	307,114	-	155,526
Prepaid expenses and other assets		623,785	(315,348)	437,369	(265,264)
Accounts payable and accrued liabilities		720,841	102,724	(556,643)	(2,253,840)
		1,236,795	(539,851)	(175,472)	(3,150,686)
Income tax and Interest paid and received:
Income tax paid		-	15,396	-	16,128
Interest paid		35,727	40,394	39,897	29,161
		35,727	55,790	39,897	45,289
Net cash applied to operating activities		(6,261,131)	(6,702,284)	(13,242,294)	(15,369,473)

INVESTING ACTIVITES
Purchase of property, plant and equipment	13	(48,325)	(110,987)	(48,325)	(146,058)
Net cash applied to investing activities		(48,325)	(110,987)	(48,325)	(146,058)

FINANCING ACTIVITIES
Proceeds from public offering net of share issuance costs	17(a)	-	-	-	65,322,100
Proceeds from exercise of warrants	17(a)	-	-	-	1,078,623
Payment of interest on Convertible Note		(141,339)	(255,371)	(432,300)	(255,371)
Payment of lease obligation		(80,260)	(130,374)	(182,714)	(270,803)
Net cash from financing activities		(221,599)	(385,745)	(615,014)	65,874,549

NET CHANGE IN CASH		(6,531,055)	(7,199,016)	(13,905,633)	50,359,018
CASH AND CASH EQUIVALENTS
Beginning of the period		44,162,789	70,493,894	51,537,367	12,935,860
End of the period		$37,631,734	$63,294,878	$37,631,734	$63,294,878

See Accompanying Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

1. INCORPORATION AND GOING CONCERN

(a) Business description

Neovasc Inc. ("Neovasc" or the "Company") is a company incorporated and domiciled in Canada.  The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000, and was continued under the Canada Business Corporations Act on April 19, 2002.  On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The unaudited condensed interim consolidated financial statements of the Company as at June 30, 2022 and for the three and six months ended June 30, 2022 and 2021 comprise the Company and its subsidiaries, all of which are wholly owned.  The Company's principal place of business is located at 2135 - 13700 Mayfield Place, Richmond, British Columbia, V6V 2E4 and the Company's registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.  The Company's shares are listed on the Toronto Stock Exchange (TSX: NVCN) and the Nasdaq Capital Market (NASDAQ: NVCN).

Neovasc is a specialty medical device company that develops and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc ReducerTM (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the TiaraTM ("Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe.

(b) Going concern and uncertainty

As at June 30, 2022, the Company had approximately $37.6 million in cash and cash equivalents being sufficient cash on hand to extend the operations of the Company until mid-2024 at the current anticipated burn rate.  However, given the FDA's decision to approve the Investigational Device Exemption ("IDE") for the COSIRA-II clinical study, it is possible that the Company will initiate programs that will require additional significant expenditures and that the increasing cash needs of the Company could shorten the time the proceeds will meet the requirements of the Company.  In addition, COVID-19 has impacted the Company's ability to generate revenue, enroll patients in clinical studies, complete certain Tiara TA bench testing milestones on its expected schedule, and raise capital. The Company can give no assurance that it will be able to obtain the additional funds needed in the future, on terms agreeable to the Company, or at all.  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

The Company will re-evaluate the going concern risk at each reporting period and will consider removing the going concern and uncertainty note if, and when, the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt, equity or other financing to fund ongoing operations until profitability is achieved.

These unaudited condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.  Should the Company be unable to obtain additional capital in the future and the Company's ability to continue as a going concern be impaired, material adjustments may be necessary to these unaudited condensed interim consolidated financial statements.

(c) Corporate reorganization

On June 20, 2021, the Company announced that it had indefinitely paused all product development activities on the Tiara TF device.  Concurrent with this decision the Company terminated 40% of its staff and took a provision for obsolete leasehold improvements and equipment related to these activities.

(d) Share consolidation (reverse stock split)

On April 29, 2022, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every 25 pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidation.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

1. INCORPORATION AND GOING CONCERN (continued)

(e) Nasdaq listing

On December 10, 2020, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules.  In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until June 8, 2021, to regain compliance.  On February 25, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum market value requirement under Nasdaq Listing Rule 5550(b)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On December 14, 2020, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules.  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 14, 2021, to regain compliance.  On February 9, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On May 25, 2021, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules.  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until November 22, 2021, to regain compliance.  In accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the $1.00 bid price requirement. On May 16, 2022, the Company announced that it has received written notification from the Nasdaq informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

(f) Impacts of COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic.  The extent of the impact of the COVID-19 pandemic on the Company's business is difficult to predict, as the response to the pandemic evolves on a country-by-country basis.  Furthermore, capital markets and economies worldwide have also been disrupted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global adverse economic events.  Such economic disruption could have a material adverse effect on the Company's business.

The severity of the impact of the COVID-19 pandemic on the Company's business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company's customers, all of which are uncertain and cannot be predicted.  As at June 30, 2022, the Company has seen a marked impact on Reducer revenues due to restrictions on elective procedures which included Reducer implants.  Furthermore, the Company's recruitment to clinical trials and studies continues to be on temporary hold, or are enrolling slower than expected, due to the pandemic restrictions and the Company's ability to complete certain Tiara TA bench testing milestones on our expected schedule has been impacted and could be impacted further in the future if COVID restrictions increase again.

The Company's future results of operations and liquidity could be adversely impacted by a decrease in Reducer sales, delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and uncertain demand, and the impact of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by its customers.  As of the date of issuance of these condensed interim consolidated financial statements, the extent to which the COVID-19 pandemic may further materially impact the Company's financial condition, liquidity, or results of operations is uncertain.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

2. BASIS OF PREPARATION

(a) Statement of compliance with IFRS

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"), using the accounting policies consistent with the Company's annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, and as well as the instructions and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for interim reporting.. These unaudited condensed interim consolidated financial statements and accompanying notes should be read in conjunction with the Company's audited annual consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the years ended December 31, 2021, 2020 and 2019 and the accompanying notes included in those financial statements which was filed with the SEC on March 10, 2022. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019.

The results for the three and six months ended June 30, 2022 may not be indicative of the results that may be expected for the full year or any other period.

(b) Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated), Neovasc GmbH, Neovasc (UK) Ltd., and Neovasc Management Inc. All intercompany balances and transactions have been eliminated upon consolidation.

(c) Presentation of financial statements

The Company has elected to present the 'Statements of Loss and Comprehensive Loss' in a single statement.

3. SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the years ended December 31, 2021, 2020 and 2019 and the accompanying notes included in those financial statement, most notably Note 2.

4. MANAGING CAPITAL

The Company's objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business.  In the definition of capital, the Company includes equity and the convertible notes.  There has been no change in the definition since the prior year.

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments).  For the three and six months ended June 30, 2022, there were no changes in the Company's capital management policy.

The capital of the Company is comprised of:

	June 30, 2022	December 31, 2021
2019 Convertible notes	$-	$6,587,429
2020 Convertible notes	-	5,577,136
2020 Warrants and derivative warrant liabilities	106,413	552,179
2021 Derivative warrant liabilities	48,927	405,508
2022 Convertible notes	11,795,150	-
Equity	35,568,059	52,228,111
Capital	$47,436,049	$65,350,363

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT

(a) Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques.  The three levels of the fair value hierarchy are described below:

Level 1 | Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 | Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 | Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2022 and December 31, 2021.  As required by IFRS 13 - Fair Value Measurement, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Presentation of the fair values of the 2020 Convertible notes, warrants and derivative warrant liabilities and 2021 Derivative warrant liabilities are gross of the deferred loss. The deferred loss on the 2020 convertible notes, warrants and derivative warrant liabilities as at June 30, 2022 is $1,795,604 (December 31, 2021: $4,300,484). The deferred loss on the 2021 Derivative warrant liabilities as at June 30, 2022 is $8,261,167 (December 31, 2021: $9,898,475).

As at June 30, 2022:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2020 Warrants and derivative warrant liabilities	$-	$-	$106,413	$106,413
2021 Derivative warrant liabilities	$-	$-	$48,927	$48,927

As at December 31, 2021:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible notes	$-	$-	$6,587,429	$6,587,429
2020 Convertible notes, warrants and derivative warrant liabilities	$-	$-	$6,129,315	$6,129,315
2021 Derivative warrant liabilities	$-	$-	$405,508	$405,508

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	June 30, 2022	December 31, 2021
Assets at amortized cost
Cash and cash equivalents	6	$37,631,734	$51,537,367
Accounts receivable	7	1,637,796	1,369,455
Restricted cash	11	466,377	469,808
		$39,735,907	$53,376,630

Financial liabilities at amortized cost
Accounts payable and accrued liabilities	14	$4,018,627	$4,629,163
2022 Convertible Notes	16(c)	11,795,150	-

Financial liabilities at fair value through profit and loss
2019 Convertible notes	16(a)	-	6,587,429
2020 Convertible notes	16(b)	-	5,577,136
2020 Warrants and derivative warrant liabilities	16(d)	106,413	552,179
2021 Derivative warrant liabilities	16(d)	48,927	405,508
		$15,969,117	$17,751,415

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT (continued)

(a) Fair value estimation (continued)

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature. The estimated fair value of the 2022 convertible notes as at June 30, 2022 is $11,135,143.

(b) Foreign exchange risk

A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros.  Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process.  The Euro represents approximately 41% of revenues for the six months ended June 30, 2022, (six months ended June 30, 2021: 47%).  A 10% change in the foreign exchange rates for the Euro for foreign currency-denominated accounts receivable will impact net income as at June 30, 2022 by approximately $23,944 (as at June 30, 2021: $12,259), and a similar change in foreign currency-denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $9,589 and $24,585 respectively, as at June 30, 2022 (as at June 30, 2021: $6,730 and $34,695, respectively. A similar change in foreign currency-denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $150,154 and $24,005, respectively, as at June 30, 2022 (as at June 30, 2021:  $101,270 and $74,787, respectively). The Company does not hedge its foreign exchange risk.

(c) Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed-rate cash balances and short-term accounts receivable, accounts payable and 2019, 2020 and 2022 Convertible Notes that have fixed interest terms.

(d) Liquidity risk

As at June 30, 2022, the Company had $37,631,734 in cash and cash equivalents as compared to cash and cash equivalents of $51,537,367 as at December 31, 2021. The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company may obtain additional debt or equity financing in future periods.  Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

On February 12, 2021, the Company received aggregate gross proceeds of $72 million from the February 2021 Financing (see Note 17). The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company until mid-2024 at the current anticipated burn rate. However, it is possible that the Company will initiate programs that were on hold given past cash constraints and that the cash needs of the Company will increase, shortening the time the proceeds will meet the requirements of the Company.

Trade payables were aged as follows as at June 30, 2022 and do not include accrued liabilities.  All trade payables are current liabilities:

Total
Current	$1,410,588
31-60 days	56,584
Over 60 days	21,427
$1,488,599

(e) Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations.  This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance.  The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT (continued)

(e) Credit risk (continued)

The maximum exposure, if all the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at June 30, 2022 is $975,983 (as at December 31, 2021: $720,332). As at June 30, 2022, the Company had $445,855 (as at December 31, 2021: $153,673) of trade accounts receivable that were overdue according to the customers' credit terms. All of the Company's trade and other receivables have been reviewed for impairment. During the three and six months ended June 30, 2022, the Company wrote down $nil of accounts receivable owed by customers (three and six months ended June 30, 2021: $nil).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $38,098,111 as at June 30, 2022 (as at December 31, 2021: $52,007,175).  The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

6. CASH AND CASH EQUIVALENTS

	June 30, 2022	December 31, 2021
Cash held in:
United States dollars	$36,356,520	$49,745,012
Canadian dollars	1,035,162	963,340
Euros	240,052	829,015
	$37,631,734	$51,537,367

7. ACCOUNTS RECEIVABLE

	June 30, 2022	December 31, 2021

Trade accounts receivable	$975,983	$720,332
Other accounts receivable	128,731	111,605
Income tax receivable	533,082	537,518
	$1,637,796	$1,369,455

All amounts are short-term.  The aging analysis of trade receivables is as follows:

	June 30, 2022	December 31, 2021

Not past due	$581,800	$588,853
Past due 0 - 30 days	70,943	46,618
30 - 60 days	76,610	-
60 - 90 days	12,000	-
90 - 120 days	8,000	20,000
Over 120 days	278,302	87,055
Loss allowance	(51,672)	(22,194)
	$975,983	$720,332

8. FINANCE LEASE RECEIVABLE

The Company entered into a sublease agreement which has been recognized as a finance lease.  Finance lease receivables are presented in the statement of financial position as follows:

	June 30, 2022	December 31, 2021
Current and Total	$-	$43,543

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

9. INVENTORY

	June 30, 2022	December 31, 2021

Raw materials	$1,144,820	$1,381,021
Work in progress	-	23,855
Finished goods	121,011	75,201
	$1,265,831	$1,480,077

During the three and six months ended June 30, 2022 and 2021, the Company did not write down any inventory.  During the three and six months ended June 30, 2022, $157,927 and $294,219 of inventory was expensed in cost of goods sold (three and six months ended June 30, 2021: $109,106 and $181,499).

10. PREPAID EXPENSES AND OTHER ASSETS

	June 30, 2022	December 31, 2021

Prepaid insurance	$94,232	$537,022
Deposits on rental agreements	79,296	103,688
Retainers for professional services	23,000	32,491
Other prepaid expenses and other assets	166,983	114,533
	$363,511	$787,734

11. RESTRICTED CASH

	June 30, 2022	December 31, 2021

Restricted cash	$466,377	$469,808

Restricted cash represents $600,000 CAD security held by a Canadian Chartered Bank as a guarantee for the Company's same-day electronic processing facility and corporate credit card facility.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

12. RIGHT OF USE ASSET

COST	Total
Balance as at January 1, 2021, December 31, 2021 and June 30, 2022	$1,535,614

ACCUMULATED DEPRECIATION
Balance as at January 1, 2021	$705,063
Depreciation for the year	374,212
Balance as at December 31, 2021	$1,079,275
Depreciation for the period	146,236
Balance as at June 30, 2022	$1,225,510

NET BOOK VALUE
As at December 31, 2021	$456,339
As at June 30, 2022	$310,104

The Company's right-of-use asset relates to the lease of buildings.

The Company entered into an agreement for office space in September 2014 in Richmond, Canada.  The agreement did not contain any contingent rent clauses, purchase options or escalation clauses.  The term of the lease was 36 months commencing on October 1, 2014.  The lease contained an option to renew for an additional 36 months.  In February 2017, the Company renewed the lease and added additional office premises.  The term of the combined lease is 60 months commencing June 1, 2017.  The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019 (see Note 8).  The Company has terminated the lease and sublease on their expiration on May 31, 2022.

The Company entered into an agreement for office space in September 2014 in Minneapolis, United States. The agreement did not contain any contingent rent clauses, purchase options or escalation clauses.  The original term of the lease was 66 months commencing on September 1, 2014.  Additional office space was added in July 2015 in Minneapolis.  The term of the combined lease is 69 months commencing on July 1, 2015.  In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.

The Company entered into an agreement for office space in December 2016 in Richmond, Canada.  The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses.  The term of the lease is 24 months commencing on December 19, 2016.  In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018.  In October 2020, the Company renewed the lease for another 24 months commencing on December 19, 2020.

The Company entered into an agreement for office space in June 2018 in Richmond, Canada.  The agreement does not contain any contingent rent clauses, purchase options or escalation clauses.  The term of the lease is 36 months commencing on August 1, 2018.  The lease contains an option to renew for an additional 24 months.  In June 2020, the Company renewed the lease for an additional 36 months commencing August 1, 2021.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

13. PROPERTY AND EQUIPMENT

	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance as at January 1, 2021	$169,938	$1,806,171	$650,071	$726,693	$316,085	$3,668,958
Additions during the year	-	110,987	-	53,094	-	164,081
Disposals during the year	-	(40,661)	-	-	-	(40,661)
Write downs for obsolescence	(111,390)	(1,799,123)	-	-	-	(1,910,513)
Balance at December 31, 2021	$58,548	$77,374	$650,071	$779,787	$316,085	$1,881,865

Additions during the period	-	48,326	-	-	-	48,326
Balance as at June 30, 2022	$58,548	$125,700	$650,071	$779,787	$316,085	$1,930,191

ACCUMULATED DEPRECIATION
Balance at January 1, 2021	$133,623	$1,242,024	$500,402	$723,920	$265,709	$2,865,678
Depreciation for the year	12,818	85,415	44,900	36,424	10,076	189,633
Disposals during the year	-	(38,596)	-	-	-	(38,596)
Write downs for obsolescence	(87,893)	(1,228,998)	-	-	-	(1,316,891)
Balance at December 31, 2021	$58,548	$59,845	$545,302	$760,344	$275,785	$1,699,824

Depreciation for the period	-	3,838	15,716	9,722	4,030	33,306
Balance at June 30, 2022	$58,548	$63,683	$561,018	$770,066	$279,815	$1,733,130

CARRYING AMOUNTS
As at December 31, 2021	$-	$17,529	$104,769	$19,443	$40,300	$182,041
As at June 30, 2022	$-	$62,017	$89,053	$9,721	$36,270	$197,061

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2022	December 31, 2021

Trade payables	$1,488,599	$1,434,357
Accrued liabilities	1,268,224	2,113,594
Accrued vacation	518,517	293,553
Share appreciation rights liability	448,191	509,618
Other accounts payable	295,096	278,041
Total accounts payable and accrued liabilities	$4,018,627	$4,629,163

15. LEASE LIABILITY

Total
Balance at January 1, 2021	$939,791

Interest expense	97,337
Lease payments	(491,331)
Balance at December 31, 2021	$545,797

Lease Liability, current	$273,145
Lease Liability, non-current	$272,652

Interest expense	28,926
Lease payments	(182,714)
Balance at June 30, 2022	$392,009

Lease Liability, current	$215,317
Lease Liability, non-current	$176,692

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$276,573
In more than one year, but not more than five years	185,787
$462,360

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES

(a) 2019 Convertible Notes

On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes ("2019 Notes") with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 13,398 Common Shares of the Company at a price of $128.75 per Common Share, for gross proceeds to the Company of $1,725,000.

The 2019 Notes have the following key terms:

  For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.
  After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.
  The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for Common Shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.
  The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.
  The 2019 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding Common Shares of the Company as a result of the conversion). The conversion price fluctuates from $187.50 per common share (prior to the 2nd anniversary of issuance) to $212.50  between the 2nd and 3rd anniversaries of issuance to $242.50 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

The 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. The Company has elected to measure the 2019 Notes at FVTPL. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

On March 23, 2022, the 2019 Notes were extinguished as the Company issued restated senior secured convertible notes ("2022 Notes") with a principal amount of $13 million to consolidate the 2019 Notes and 2020 senior secured convertible notes ("2020 Notes") (see Note 16(c)).

(b) 2020 Convertible Notes

On May 28, 2020, the Company issued 2020 Notes with a principal amount of $5 million, convertible at $70.38 per Common Share for 71,042 Common Shares and 102,958 Warrants ("May 2020 Warrants") exercisable at $65.85 per 2020 Warrant with a 4-year term.

The 2020 Notes have the following key terms:

  The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date.
  The 2020 Notes will have a maturity date of 48 months after issuance with the holder's option for early redemption at 24 months.
  Change of control redemption option with option premia of 125% in the first year, 115% in the second year, 105% in the third year, and 100% thereafter.
  The 2020 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion).
  The conversion option caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed of fixed test under IAS 32- Financial instruments - presentation.

The 2020 Notes contain three embedded derivatives: change in control redemption option, the early redemption option and the conversion option, but will not be separated from the host debt instrument and the entire hybrid contract will be designated as at fair value through profit or loss. The fair values of the 2020 Notes and 2020 Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $6,449,634 which exceeded the transaction price giving rise to a loss of $3,511,670. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(b) 2020 Convertible Notes (continued)

On March 23, 2022, the 2020 Notes were extinguished as the Company issued 2022 Notes with a principal amount of $13 million to consolidate the 2019 Notes and 2020 Notes (see Note 16(c)).

(c) 2022 Convertible Notes

On March 23, 2022 the Company issued 2022 Notes with a principal amount of $13 million to consolidate the 2019 Notes and 2020 Notes.

The 2022 Notes have the following key terms:

  The 2022 Notes will bear interest at the rate of 9% per annum, compounded quarterly, of which 4% is paid semi-annually, and 5% is added to the principal.
  The 2022 Notes will have a maturity date of December 31, 2025.
  The 2022 convertible note is convertible into common shares at a price of $25.00 per common share (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion).
  The conversion option caused the number of shares to be issued upon exercise to be fixed, and therefore meets the fixed for fixed test under IAS 32- Financial instruments - presentation.
  The Company can prepay any portion of the principal amount (and any related interest accrued on the principal being prepaid) at any time prior to the maturity date, provided that they pay the following penalties:

- 3% of the principal if the prepayment is made within one year of the closing of the 2022 convertible note

- 2% of the principal if the prepayment is made between the first and second years from the closing of the 2022 convertible note; and

- 1% of the principal if the prepayment is made after the second year from the closing of the 2022 convertible note

  Upon prepayment, the Company will issue common share purchase warrants. The number of warrants issued is equal to the amount of the prepayment divided by the conversion price. Each warrant is exercisable into one common share and will have an exercise price equal to the conversion price and expire on the maturity date.
  Upon a change in control event, the Company may be required to prepay the outstanding principal and interest.

The Company elected to measure the 2022 Notes initially at fair value and subsequently at amortized cost. The 2022 Notes contain two embedded derivatives: the change in control prepayment option and the prepayment option. The change in control prepayment option is not accounted for as a separate embedded derivative. The prepayment option is accounted for as a separate embedded derivative and is measured initially and subsequently at fair value through profit and loss.

The estimated fair value of the 2022 Notes on March 23, 2022 is $12,519,876. The estimated fair value relating to the equity conversion option, recognized in equity, is $974,136. The remaining balance of $11,545,740 has been recognized as liability.

The fair values of 2019 Notes, 2020 Notes and 2022 Notes on March 23, 2022 were calculated based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at March 23, 2022 are summarized below:

Valuation Date	2019 Notes	2020 Notes	2022 Notes
Price of Common Shares	$0.41	$0.41	$0.41
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	77.54%	89.25%	95.21%
Historical volatility of index	12.83%	22.97%	19.89%
Volatility input	45.19%	56.11%	57.55%
Risk-free rate	1.90%	2.34%	2.39%
Credit spread	10.41%	7.97%	9.36%

The recognition of the 2022 Notes and extinguishment of the 2019 Notes and 2020 Notes resulted in a realized loss of $1,881,651.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d) Warrants and Convertible Notes Model

The 2019 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at December 31, 2021 are summarized below:

Valuation Date	December 31, 2021
Price of Common Shares	$0.47
Dividend Yield	0%
Historical volatility of Common Shares	93.47%
Historical volatility of index	13.44%
Volatility input	53.45%
Risk-free rate	0.67%
Credit spread	14.89%

The 2020 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at December 31, 2021 are summarized below:

Valuation Date	December 31, 2021
Price of Common Shares	$0.47
Dividend Yield	0%
Historical volatility of Common Shares	91.91%
Historical volatility of index	21.86%
Volatility input	56.89%
Risk-free rate	1.02%
Credit spread	11.13%

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d) Warrants and Convertible Notes Model (continued)

2019 Convertible Notes
Balance, convertible notes January 1, 2021	$6,195,357
Fair value adjustment, unrealized loss	104,038
Fair value adjustment, unrealized loss due to changes in credit spread	288,034
Balance, convertible notes December 31, 2021	$6,587,429
Fair value adjustment, unrealized loss	91,874
Fair value adjustment, realized loss	106,884
Fair value adjustment, unrealized loss due to changes in credit spread	282,009
Derecognition of convertible notes	(7,068,196)
Balance, convertible notes June 30, 2022	$-

Presented on the condensed interim consolidated statements of financial position as:	June 30, 2022	December 31, 2021
2019 Convertible Notes, current	$-	$38,633
2019 Convertible Notes, non-current	$-	$6,548,796

2020 Convertible Notes
Balance, convertible notes January 1, 2021	$2,616,202
Amortization of deferred loss	877,916
Fair value adjustment, unrealized gain	(18,134)
Fair value adjustment, realized loss	3,062
Fair value adjustment, unrealized gain due to changes in credit spread	(18,726)
Balance, convertible notes December 31, 2021	$3,460,320
Amortization of deferred loss	216,473
Fair value adjustment, unrealized loss	248,836
Fair value adjustment, realized gain	(142,713)
Fair value adjustment, unrealized gain due to changes in credit spread	(65,071)
Derecognition of convertible notes	(3,717,845)
Balance, convertible notes June 30, 2022	$-

The carrying amounts for the 2020 derivative warrant liability from financing are as follows:

January 2020 Warrants
Balance, January 1, 2021	$11,347
Amortization of deferred loss	20,504
Fair value adjustment, unrealized gain	(1,616)
Balance, December 31, 2021	$30,235
Amortization of deferred loss	10,168
Fair value adjustment, unrealized gain	(295)
Balance, June 30, 2022	$40,108
Number of warrants outstanding as of June 30, 2022	10,000

May 2020 Warrants
Balance, January 1, 2021	$(256,639)
Amortization of deferred loss	141,414
Fair value adjustment, unrealized gain	(231,862)
Balance, December 31, 2021	$(347,087)
Amortization of deferred loss	70,126
Fair value adjustment, unrealized gain	(5,702)
Balance, June 30, 2022	$(282,663)
Number of warrants outstanding as of June 30, 2022	25,956

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

  (d) Warrants and Convertible Notes Model (continued)

June 2020 Warrants
Balance, January 1, 2021	$(49,176)
Amortization of deferred loss	180,220
Fair value adjustment, unrealized gain	(235,947)
Balance, December 31, 2021	$(104,903)
Amortization of deferred loss	24,300
Fair value adjustment, unrealized gain	(37,604)
Balance, June 30, 2022	$(118,207)
Number of warrants outstanding as of June 30, 2022	116,489

August 2020 Warrants
Balance, January 1, 2021	$(2,195,092)
February 12 exercise of 125,000 warrants	(80,856)
Derecognition of deferred loss	87,118
Fair value adjustment, February 12 realized gain	(48,244)
Amortization of deferred loss	1,250,393
Fair value adjustment, unrealized gain	(177,403)
Balance, December 31, 2021	$(1,164,084)
Amortization of deferred loss	201,534
Fair value adjustment, unrealized gain	(48,366)
Balance, June 30, 2022	$(1,010,916)
Number of warrants outstanding as of June 30, 2022	130,977

December 2020 Warrants
Balance, January 1, 2021	$1,184,291
February 12 exercise of 1,828,479 warrants	(2,545,349)
Derecognition of deferred loss	341,242
Fair value adjustment, February 12 realized loss	1,943,274
Amortization of deferred loss	401,539
Fair value adjustment, unrealized gain	(1,375,260)
Balance, December 31, 2021	$(50,263)
Amortization of deferred loss	81,937
Fair value adjustment, unrealized gain	(351,691)
Balance, June 30, 2022	$(320,017)
Number of warrants outstanding as of June 30, 2022	176,090

2020 Repayment Warrants
Balance, January 1, 2021	$9,448
Fair value adjustment, unrealized gain	(9,374)
Balance, December 31, 2021	$74
Fair value adjustment, unrealized gain	(72)
Balance, June 30, 2022	$2
Number of warrants outstanding as of June 30, 2022	26,011

2020 Settlement Warrants
Balance, January 1, 2021	$201,673
Fair value adjustment, unrealized gain	(197,134)
Balance, December 31, 2021	$4,539
Fair value adjustment, unrealized gain	(2,037)
Balance, June 30, 2022	$2,502
Number of warrants outstanding as of June 30, 2022	19,996

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d) Warrants and Convertible Notes Model (continued)

The following table lists 2020 warrants and derivative warrant liabilities outstanding as at June 30, 2022:

Derivative liability - 2020 January warrants	$40,108
Derivative liability - 2020 May warrants	(282,663)
Derivative liability - 2020 June warrants	(118,207)
Derivative liability - 2020 August warrants	(1,010,916)
Derivative liability - 2020 December warrants	(320,017)
Derivative liability - 2020 Repayment warrants	2
Derivative liability - 2020 Settlement warrants	2,502
Balance, 2020 Warrants and derivative liabilities June 30, 2022	$(1,689,191)

Presented on the condensed interim consolidated statements of financial position as:
Deferred loss on 2020 derivative warrant liabilities	$1,795,604
2020 Derivative warrant liabilities	$106,413

The following table lists 2020 convertible notes and warrants and derivative warrant liabilities outstanding as at December 31, 2021:

Convertible notes - 2020 Convertible notes	$3,460,320
Derivative liability - 2020 January warrants	30,235
Derivative liability - 2020 May warrants	(347,087)
Derivative liability - 2020 June warrants	(104,903)
Derivative liability - 2020 August warrants	(1,164,084)
Derivative liability - 2020 December warrants	(50,263)
Derivative liability - 2020 Repayment warrants	74
Derivative liability - 2020 Settlement warrants	4,539
Balance, 2020 Convertible notes and warrants and derivative liabilities December 31, 2021	$1,828,831

Presented on the condensed interim consolidated statements of financial position as:
Deferred loss on 2020 derivative warrant liabilities	$4,300,484
2020 Convertible notes, warrants and derivative liabilities, current	$40,587
2020 Convertible notes, warrants and derivative liabilities, non-current	$6,088,728

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

16. DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(d) Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2021 derivative warrant liability from financing are as follows:

February 2021 Warrants
Inception of the February 2021 Warrants (see Note 17(e))	$15,666,819
Deferred loss	(15,666,819)
Amortization of deferred loss	5,768,343
Fair value adjustment, unrealized gain	(15,261,310)
Balance, December 31, 2021	$(9,492,967)
Amortization of deferred loss	1,637,308
Fair value adjustment, unrealized gain	(356,581)
Balance, June 30, 2022	$(8,212,240)
Number of warrants outstanding as of June 30, 2022	719,998

Presented on the condensed interim consolidated statements of financial position as:	June 30, 2022	December 31, 2021
Deferred loss on 2021 derivative warrant liabilities	$8,261,167	$9,898,475
2021 Derivative warrant liabilities	$48,927	$405,508

2022 Convertible Notes
Fair value, March 23, 2022	$11,545,740
Interest expense	390,729
Payments	(141,319)
Balance, convertible June 30, 2022	$11,795,150

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

17. SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders' meetings.  All Preferred Shares have no voting rights at shareholders' meetings but on liquidation, winding-up or other distribution of the Company's assets are entitled to participate in priority to Common Shares.  There are no Preferred Shares issued and outstanding.

(a) Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value.

The Company may issue its Preferred Shares from time to time in one or more series.  The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, January 1, 2021	1,157,157	$369,775,383	$35,045,056
Common Shares issued from public offering (i)	1,440,000	72,000,000	-
Transaction costs for public offering	-	(5,131,089)	-
Broker warrants (see Note 17 (f))	-	(1,898,959)	1,898,959
Common Shares issued from on exercise of warrants (ii)	5,000	417,092	-
Common Shares issued from on exercise of warrants (iii)	73,139	3,287,736	-
Common Shares issued from vesting of restricted share units (iv)	30,893	1,423,294	(1,423,294)
Share-based payments	-	-	4,835,231
Balance, December 31, 2021	2,706,189	$439,873,457	$40,355,952
Issue of convertible notes	-	-	974,136
Common Shares issued from vesting of restricted share units (v)	36,954	1,208,031	(1,208,031)
Share-based payments	-	-	1,719,758
Balance, June 30, 2022	2,743,143	$441,081,488	$41,841,815

(i) On February 12, 2021, the Company completed a registered direct offering of an aggregate 1,440,000 units at a price of $50.00 per unit for aggregate gross proceeds to the Company of $72,000,000 less $5,760,000 in underwriting commission, a $1,898,959 fair value charge for compensation warrants, and $917,900 in other share issuance costs, of which $7,030,048 has been capitalized and $1,546,811 has been expensed through the income statement.

(ii) Between January 1, 2021 and March 31, 2021, 5,000 Common Shares were issued on the exercise of warrants in connection with the August 2020 Financing.

(iii) Between January 1, 2021 and March 31, 2021, 73,139 Common Shares were issued on the exercise of warrants in connection with the December 2020 Financing.

(iv) During the year ended December 31, 2021, 30,893 Common Shares were issued for the vesting of RSUs.

(v) During the six months ended June 30, 2022, 36,954 Common Shares were issued for the vesting of RSUs.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(b) Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the "optionees") of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan.  Effective June 4, 2018, at the Annual General Meeting ("AGM"), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

Options under the Company's stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board.  The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees, and others.  The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant, and the options have a maximum life of ten years from the date of grant.  The following table summarizes stock option activity for the respective years as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2021	123,058	$95.04	7.19
Options exercisable, January 1, 2021	43,267	$134.46	6.93
Granted	239,722	$27.33
Cancelled/Forfeited	(78,671)	$82.41
Options outstanding, December 31, 2021	284,109	$41.39	7.25
Options exercisable, December 31, 2021	75,127	$69.43	6.90
Granted	75,650	$5.84
Cancelled/Forfeited	(12,072)	$134.14
Expired	(5)	$36,893.25
Options outstanding, June 30, 2022	347,682	$29.90	7.04
Options exercisable, June 30, 2022	117,179	$42.62	6.75

The following table lists the options outstanding as at June 30, 2022 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$5.84	74,525	7.93	18,919	7.93
$15.00	67,390	7.46	13,476	7.46
$18.00	5,280	7.42	-	-
$21.00	22,040	7.13	-	-
$34.50	119,320	6.71	47,932	6.71
$52.75 - $15,750	59,127	6.03	36,852	5.93
	347,682		117,179

The following table lists the options outstanding as at December 31, 2021 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$15.00	68,402	7.96	13,597	7.96
$18.00	5,280	7.92	-	-
$21.00	22,040	7.62	-	-
$34.50	121,610	7.21	24,792	7.21
$52.75 - $37,596.25	66,777	6.42	36,738	6.31
	284,109		75,127

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(b) Stock Options (continued)

During the three and six months ended June 30, 2022, the Company recorded an expense of $419,563 and $ 929,920 for share-based compensation awarded to eligible optionees (expense recorded for the three and six months ended June 30, 2021: $415,984 and $1,642,226).  The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	June 30, 2022	December 31, 2021
Weighted average fair value	$3.94	$20.46
Weighted average exercise price	$5.84	$27.33
Weighted average share price at grant	$5.84	$27.33
Dividend yield	nil	nil
Volatility	94%	117%
Risk-free interest rate	3.03%	0.91%
Expected life	4 years	4 years
Forfeiture rate	17%	7.00%

(c) Restricted share units

On December 2, 2019, the Company adopted a Restricted Share Unit ("RSU") Plan which provides for RSUs to be awarded to directors, officers, employees and service providers.  The maximum number of Common Shares authorized and reserved for issuance under the RSU Plan is equal to 5% of the issued and outstanding Common Shares of the Company.  The shareholders of the Company approved the amended RSU Plan at the annual meeting of the shareholders on September 3, 2020, which falls within 12 months of the effective date of the RSU Plan.

The granting of RSUs is considered an equity-settled share-based payment transaction.  The fair value of the grant was determined by multiplying the Company's share price at the grant date by the number of RSUs granted and is recognized over the vesting period of the grant.  The expense recognized for the three and six months ended June 30, 2022, was $354,477 and $789,838 (three and six months ended June 30, 2021: $433,098 and $1,426,849).  As of June 30, 2022, the total remaining unrecognized compensation cost related to RSUs amounted to approximately $1,339,845 which will be amortized over the remaining vesting periods.

RSU transactions are summarized as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Outstanding, January 1, 2021	31,119	$69.08
Granted	116,000	$33.10
Vested	(30,880)	$46.06
Cancelled/Forfeited	(10,083)	$45.19
Outstanding, December 31, 2021	106,156	$41.33
Granted	43,500	$5.84
Vested	(36,960)	$32.67
Cancelled/Forfeited	(38)	$69.00
Outstanding, June 30, 2022	112,658	$33.36

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(d) Share appreciation rights

On September 22, 2020, the Company adopted a Share Appreciation Rights ("SAR") Plan which provides for SARs to be awarded to directors, officers, employees and service providers.  The granting of SARs is considered a cash-settled payment transaction. The fair value of the SAR is measured applying a Black-Scholes Option Pricing Model, taking into account the terms and conditions on which the SARs are granted. As the exercise price of SARs is $0.00, the fair value equals the outstanding units multiplied by the share price at the reporting date.  The liability of the SAR is measured initially at grant date and at the end of each reporting period until settled. The fair value of the SAR as of June 30, 2022, is $1,967,070 which will be recorded over the vesting period of the SAR.  The Company recognized an expense recovery of $174,565 and $61,428, for the three and six months ended June 30, 2022 due to the decrease in fair value of the SARs (expense recognized for the three and six months ended June 30, 2021: $1,198,036 and $1,382,000).

SAR transactions are summarized as follows:

	Number of SARs	Weighted Average Grant Date Fair Value Per Share
Outstanding, January 1, 2021	72,471	$4.63
Granted	224,000	$0.000
Cancelled	(72,471)	$4.63
Outstanding, December 31, 2021	224,000	$0.000
Granted	99,000	$0.000
Outstanding, June 30, 2022	323,000	$0.000

(e) Warrants

On January 6, 2020, the Company completed a registered direct offering of an aggregate of 47,400 series A units ("Series A Units") and 49,660 series B units ("Series B Units"): Series B Units at a price of $103.38 per Series A Unit and $103.38 per Series B Unit for aggregate gross proceeds to the Company of $10,053,474. Each Series A Unit consists of one Common Share of Neovasc and one warrant ("January 2020 Warrant"). Each January 2020 Warrant entitles the holder to acquire one Common Share of Neovasc at a price of $103.38 at any time prior to four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant ("Pre-Funded Warrant") of Neovasc and one January 2020 Warrant. Each Pre- Funded Warrant entitles the holder to acquire one Common Share of Neovasc at a price of $0.0025 at any time until the exercise in full of each Pre-Funded Warrant.

All Pre-Funded Warrants were exercised between January 6, 2020 and March 31, 2020. The January 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the January 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $6,145,620 for the January 2020 Warrants and Pre-Funded Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $86.75; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on June 30, 2022 of $1 for the January 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 1.5 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

On May 28, 2020, the Company issued an aggregate of 26,917 shares ("Exchange Shares") for the surrender and cancellation of 87,060 January 2020 Warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant. Subsequent to the exchange, 10,000 January 2020 Warrants remain outstanding.

On May 26, 2020, the Company granted 102,958 warrants with an exercise price of $65.85 and term of 4 years ("the May 2020 Warrants"). The May 2020 Warrants are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion). The May 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the May 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $4,526,732 of the May 2020 Warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. On July 23, 2020, 56,962 May 2020 Warrants were exercised, and on August 17, 2020, 20,040 May 2020 Warrants were exercised, leaving 25,956 May 2020 Warrants remaining. The total exercise proceeds of $4,877,225, net of interest and prepayment penalty, has been applied to the principal of the 2019 Note.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(e) Warrants (continued)

The fair value on June 30, 2022 of $164 for the May 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 2 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

On May 28, 2020 the Company entered into a settlement agreement to issue 20,000 settlement warrants ("2020 Settlement Warrants"). Each Settlement Warrant entitles the holder to purchase one Common Share in the capital of the Company at an exercise price of $65.85 per Settlement Warrant for a period of 4 years following issuance and are subject to transfer/leak-out restrictions, including volume and public float restrictions. The 2020 Settlement Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the 2020 Settlement Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $807,977 of the 2020 Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value on June 30, 2022 of $2,502 of the 2020 Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

On June 16, 2020, the Company completed a registered direct offering of an aggregate 155,321 units (the "June 2020 Units") at a price of $74.33 per unit for aggregate gross proceeds to the Company of $11,544,266 less $1,215,274 in underwriting commission, a $162,467 fair value charge for compensation warrants ("June 2020 Compensation Warrants"), and $278,482 in other share issuance costs. Each June 2020 Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, a "June 2020 Warrant") to purchase one Common Share issuing 116,491 June 2020 Warrants in total. Each June 2020 Warrant entitles the holder to acquire one Common Share of the Company at a price of $72.00 at any time prior to June 16, 2025. The June 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the June 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $2,404,957 for the June 2020 Warrants was computed using the Black- Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $61.75; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on June 30, 2022 of $4,400 for the June 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 3 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

On July 23, 2020, the Company issued repayment warrants ("July 2020 Repayment Warrants") to purchase up to 19,271 Common Shares at an exercise price of $187.50 per Common Share at any time prior to July 23, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value at issuance date of $134,718 for the July 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.29%; b) expected life of 2 years; c) the price of the stock on the grant date of $63.50; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on June 30, 2022 of $0.87 for the July 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 2 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

On August 12, 2020, the Company completed a registered direct offering of an aggregate 181,311 units (the August 2020 Units") at a price of $69.38 per unit for aggregate gross proceeds to the Company of $12,578,442 less $1,057,302 in underwriting commission, a $242,989 fair value charge for Compensation Warrants ("August 2020 Compensation Warrants"), and $109,918 in other share issuance costs. Each August 2020 Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, an "August 2020 Warrant") issuing 135,983 August 2020 Warrants in total. Each August 2020 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $67.25 per share at any time prior to August 12, 2025. The August 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the August 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $3,511,115 for the August 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $67.50; d) expected volatility of 70%; and e) no expected dividend payments. 5,000 August 2020 Warrants have been exercised and there are 130,977 August 2020 Warrants outstanding at June 30, 2022.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(e) Warrants (continued)

The fair value on June 30, 2022 of $5,943 for the August 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 3 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

On August 17, 2020, the Company issued repayment warrants ("August 2020 Repayment Warrants", the July 2020 Repayment Warrants and the August 2020 Repayment Warrants collectively referred to as the "2020 Repayment Warrants") to purchase up to 6,741 Common Shares at an exercise price of $187.50 per Common Share at any time prior to August 17, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value at issuance date of $27,002 for the August 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.31%; b) expected life of 2 years; c) the price of the stock on the grant date of $53.25; d) expected volatility of 68%; and e) no expected dividend payments. The fair value on June 30, 2022 of $0.30 for the August 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 2 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

On December 8, 2020, the Company completed a registered direct offering of an aggregate 249,232 units (the "December 2020 Units") at a price of $24.50 per unit for aggregate gross proceeds to the Company of $6,106,810 less $659,410 in underwriting commission, a $96,114 fair value charge for compensation warrants "December 2020 Compensation Warrants", and $178,968 in other share issuance costs. Each December 2020 Unit consists of one Common Share of the Company and one warrant (a "December 2020 Warrant") to purchase one Common Share issuing 249,232 December 2020 Warrants in total. Each December Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $21.50 per share at any time prior to December 8, 2025. The December 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the December 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $2,051,657 for the December 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $21.50; d) expected volatility of 70%; and e) no expected dividend payments. 148,971 December 2020 Warrants have been exercised and there are 176,090 December 2020 Warrants outstanding at June 30, 2022. The fair value on June 30, 2022 of $93,401 for the December 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 3 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

On February 12, 2021 the Company completed a registered direct offering of an aggregate 1,440,000 units (the February 2021 Units") at a price of $50 per unit for aggregate gross proceeds to the Company of $72,000,000 less $5,760,000 in underwriting commission, a $1,898,959 fair value charge for compensation warrants "February 2021 Compensation Warrants", and $917,900 in other share issuance costs. February 2021 Units consists of one Common Share of the Company and one half of one warrant (each whole warrant, a "February 2021 Warrant") issuing 720,000 February 2021 Warrants in total. Each February 2021 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $57.50 per share at any time prior to February 12, 2026. The February 2021 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 - Financial instruments; presentation, the February 2021 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $15,666,819 for the February 2021 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $57.25; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on June 30, 2022 of $48,927 for the February 2021 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 3.10%; b) expected life of 3 years; c) the price of the stock on June 30, 2022 of $6.09; d) expected volatility of 55.45%; and e) no expected dividend payments.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

17. SHARE CAPITAL (continued)

(e) Broker Warrants

On January 6, 2020, the Company issued the January 2020 Broker Warrants to purchase up to 6,307 Common Shares at an exercise price of $129.22 per Common Share at any time prior to January 6, 2023. The fair value at issuance date of $82,597 for the January 2020 Broker Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of one year; c) the price of the stock on the grant date of $86.75; d) expected volatility of 70%; and e) no expected dividend payments.

On June 16, 2020, the Company issued the June 2020 Compensation Warrants to purchase up to 10,094 Common Shares at an exercise price of $92.75 per Common Share at any time prior to June 16, 2025. The fair value at issuance date of $162,467 for the June 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk- free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $61.75; d) expected volatility of 70%; and e) no expected dividend payments.

On August 12, 2020, the Company issued the August 2020 Compensation Warrants to purchase up to 11,783 Common Shares at an exercise price of $86.75 per Common Share at any time prior to August 12, 2025. The fair value at issuance date of $242,989 for the August 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $67.50; d) expected volatility of 70%; and e) no expected dividend payments.

On December 8, 2020, the Company issued the December 2020 Compensation Warrants to purchase up to 16,199 Common Shares at an exercise price of $30.50 per Common Share at any time prior to December 8, 2025. The fair value at issuance date of $96,114 for the December 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $21.50; d) expected volatility of 70%; and e) no expected dividend payments.

On February 12, 2021, the Company issued the February 2021 Compensation Warrants to purchase up to 93,600 Common Shares at an exercise price of $62.50 per Common Share at any time prior to February 12, 2026. The fair value at issuance date of $1,898,959 for the February 2021 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $57.25; d) expected volatility of 70%; and e) no expected dividend payments.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

18. SEGMENT INFORMATION

The Company's operations are in one business segment: the development, manufacturing and marketing of medical devices.  Each of the Company's product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all the Company's long-lived assets are located in Canada.  The Company carries on business in Canada, the United States and Europe.  The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
REVENUE
Europe	$695,560	$598,068	$1,227,807	$1,004,862
United States	105,000	-	135,000	-
Rest of the World	17,500	35,000	66,000	80,000
	$818,060	$633,068	$1,428,807	$1,084,862

Sales to the Company's three largest customers accounted for approximately 14%, 6% and 6% of the Company's sales for the six months ended June 30, 2022.  Sales to the Company's three largest customers accounted for approximately 15%, 12%, and 6% of the Company's sales for the six months ended June 30, 2021.

19. EMPLOYEE BENEFITS EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

Salaries and wages	$2,927,628	$2,050,840	$4,805,561	$4,348,726
Pension plan and employment insurance	85,387	105,411	269,821	279,065
Contribution to defined contribution pension plan	44,435	36,181	82,866	74,610
Health benefits	160,010	102,480	286,878	232,735
Cash-based employee expenses	$3,217,460	$2,294,912	$5,445,126	$4,935,136

Employee termination expense	-	309,056	-	309,056

Share-based payments	599,475	2,047,119	1,658,330	4,451,076
Total employee expenses	$3,816,935	$4,651,087	$7,103,456	$9,695,268

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

20. DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

EXPENSES
Selling expenses
Share-based payments	$49,514	$251,669	$167,419	$505,043
Cash-based employee expenses	342,118	221,842	559,477	447,390
Distributor transition fees	301,075	-	301,075	-
Other expenses	702,568	359,301	$1,186,200	518,358
	$1,395,275	$832,812	$2,214,171	$1,470,791

General and administrative expenses
Depreciation	$30,028	$77,109	$82,564	$151,295
Share-based payments	394,857	1,689,521	1,130,270	3,346,025
Cash-based employee expenses	1,190,943	948,473	1,911,177	1,654,694
Employee termination expense	-	309,056	-	309,056
Write down of fixed assets for obsolescence	-	593,622	-	593,622
Legal expenses and underwriters fees from financing activities	-	-	148,703	1,630,124
Directors and officers insurance expense	395,613	187,810	791,226	375,620
Litigation expenses	29,421	321,016	205,646	480,818
Other expenses	1,096,332	916,197	1,871,138	1,794,119
	$3,137,194	$5,042,804	$6,140,724	$10,335,373

Product development and clinical trials expenses
Depreciation	$71,371	$115,902	$141,532	$228,005
Share-based payments	155,104	105,929	360,641	600,008
Cash-based employee expenses	1,684,399	1,124,597	2,974,472	2,833,052
Other expenses	2,430,792	2,394,459	4,134,571	4,701,250
	$4,341,666	$3,740,887	$7,611,216	$8,362,315

TOTAL EXPENSES	$8,874,135	$9,616,503	$15,966,111	$20,168,479

Depreciation per Statements of Cash Flows	$101,399	$193,011	$224,096	$379,300

Share-based payments per Statements of Cash Flows	$599,475	$2,047,119	$1,658,330	$4,451,076

Cash-based employee expenses (see Note 19)	$3,217,460	$2,294,912	$5,445,126	$4,935,136

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

21. LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator.  The weighted average number of post-consolidation Common Shares outstanding used for basic loss per share for the for the three and six months ended June 30, 2022, amounts to 2,731,348 and 2,721,147 (three and six months ended June 30, 2021: 2,700,374 and 2,330,835).

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

Weighted average number of Common Shares	2,731,348	2,700,374	2,721,147	2,330,835
Loss for the period	$(8,977,598)	$(9,033,014)	$(19,137,008)	$(11,200,429)
Basic and diluted loss per share	$(3.29)	$(3.35)	$(7.03)	$(4.81)

Instruments that could potentially have a dilutive effect on the Company's weighted average shares outstanding include all of the outstanding convertible notes, restricted share units, stock options, stock appreciation rights, and warrants. These instruments are currently excluded from the calculation of diluted earnings per share as they are antidilutive for the periods presented.

22. RELATED PARTY TRANSACTIONS

The Company's key management personnel include members of the board of directors, executive officers, and former executive officers.  The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Short-term employee benefits
Employee salaries and bonuses	$1,056,136	$753,249	$1,522,316	$1,135,160
Directors fees	67,500	67,500	135,000	135,000
Social security and medical care costs	9,096	13,130	68,049	50,898
	1,132,732	833,879	1,725,365	1,321,058
Post-employment benefits
Contributions to defined contribution pension plan	11,387	6,646	22,853	15,526

Share-based payments	522,753	620,426	1,167,090	2,004,749
Total key management remuneration	$1,666,872	$1,460,951	$2,915,308	$3,341,333

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

23. CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations.  Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us.  If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, Edwards Lifesciences CardiAQ LLC ("CardiAQ") filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ.  After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement.  On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich (the "German Appeals Court").  On July 20, 2017, CardiAQ filed a notice of appeal with the same court.  The decision of the German Appeals Court of was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full.  On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the German Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the German Appeals Court and remanded the matter back to the German Appeals Court for a new hearing and decision.  The hearing at the German Appeals Court was held on February 25, 2021.

On May 20, 2021, the German Appeals Court has upheld the first instance judgment of the German Court of June 16, 2017, in which the court had found that CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application.  There are no monetary awards associated with these matters (except for a decision on the statutory costs of the proceedings) and no damages award was recognized.  Regarding the statutory costs of the proceedings, each party bears 50% of the costs of the appeal proceedings before the German Appeals Court.  Neovasc bears the costs of the 2nd appeal proceedings before the German Supreme Court and 50% of the court fees of the first instance proceedings.  Neovasc has not appealed this decision to preserve capital and move forward with our new strategic activities.  The decision is now final.

Other Matters

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, "UPenn"), which resolved certain potential claims against the Company that had been previously disclosed.  The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the three years following the agreement's execution.  In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara.  Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations.  As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve") filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition.  Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara.  The complaint sought injunctive relief, money damages, and attorneys' fees.  On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve.  The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution.  In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara.  Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations.  As part of the settlement agreement, the claims against the Neovasc defendants were dismissed with prejudice.

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

23. CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters (continued)

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required.  The Company has not accrued for any future royalty payments in the settlement agreement with UPenn or Endovalve as the amounts are undeterminable at this time.

Shareholder Litigation

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc, Fred Colen, Neovasc's CEO, and Christopher Clark, Neovasc's CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Gonzalez Action").  The complaint in the Gonzalez Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive.  On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the "Siple Action").  The complaint in the Siple Action purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contained similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc's business, operations, and prospects.  Specifically, the complaints' allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Neovasc's Reducer medical device for the treatment of refractory angina.  Both complaints asserted the same two causes of action: (i) a violation of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.

On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the "Consolidated Action").  The order also appointed Pratap Golla as the lead plaintiff ("Lead Plaintiff") and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the class in the Consolidated Action.  The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action.  On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint named Neovasc, Messrs. Colen and Clark, Bill Little, Neovasc's COO, and Shmuel Banai, Neovasc's Medical Director, as defendants (the "Defendants").  The Consolidated Amended Complaint purported to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive.  The Consolidated Amended Complaint contained allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserted the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

Defendants' motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February 1, 2022, after the conclusion of oral argument on Defendants' motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit (the "Court of Appeals").  On May 13, 2022, The Lead Plaintiff filed their initial appellate brief. On August 10, 2022, the Defendants filed their response appellate brief..

NEOVASC INC. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 and 2021 (Expressed in U.S. dollars)

24. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2022 through the date of this filing to assess the need for potential recognition or disclosure. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the Consolidated Financial Statements.

25. AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021 (including comparatives) were approved by the audit committee on behalf of the board of directors on August 9, 2022.

/s/ Chris Clark
Chris Clark, Chief Financial Officer

/s/ Paul Geyer
Paul Geyer, Director